Exhibit 16.1
March 20, 2009
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Independent Bank Corp. and, under the date of March 10, 2009, we reported on the consolidated financial statements of Independent Bank Corp. as of and for the years ended December 31, 2008 and 2007 and the effectiveness of internal control over financial reporting as of December 31, 2008. On March 17, 2009, we were dismissed. We have read Independent Bank Corp.’s statements included under Item 4.01 of its Form 8-K dated March 20, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with the following statements: (1) in the first, third and fourth sentences of the first paragraph and (2) all information included in paragraph five.
Very truly yours,
/s/ KPMG LLP